UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30781 / November 12, 2013

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In the Matter of

ARDEN INVESTMENT SERIES TRUST, ET AL.
375 Park Avenue, 32nd Floor
New York, NY 10152

(812-14152)

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ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 9(a), 13(a),
15(a) AND 15(b) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULES
6e-2(b)(15) AND 6e-3(T)(b)(15) THEREUNDER

Arden Investment Series Trust (the "Trust") and Arden Asset Management LLC
(collectively, the "Applicants") filed an application on May 2, 2013, and an amended and
restated application on October 2, 2013, for an order of the Commission under Section
6(c) of the Investment Company Act of 1940 ("1940 Act") granting exemptions from the
provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act and Rules 6e-2(b)(15)
and 6e-3(T)(b)(15) thereunder in cases where a life insurance company separate account
supporting variable life insurance contracts ("VLI Accounts") holds shares of Arden
Variable Alternative Strategies Fund, an existing portfolio of the Trust (the "Existing
Variable Fund"), or a "Future Variable Fund," as defined below (any Existing Variable
Fund or Future Variable Fund is referred to herein as a "Fund," and collectively, the
"Funds"), and one or more of the following other types of investors also hold shares of
the Funds: (i) any life insurance company separate account supporting variable annuity
contracts ("VA Accounts"); (ii) any VLI Account; (iii) trustees of qualified group
pension or group retirement plans outside the separate account context; (iv) the
investment adviser or any subadviser to a Fund or affiliated persons of the adviser or
subadviser (representing seed money investments in the Fund); and (v) any general
account of an insurance company depositor of VA Accounts and/or VLI Accounts and
affiliated persons of such insurance company. A Future Variable Fund is any investment
company (or investment portfolio or series thereof), other than the Existing Variable
Fund, designed to be sold to VA Accounts and/or VLI Accounts and to which Applicants
or their affiliates may in the future serve as investment advisers, investment subadvisers,
investment managers, administrators, principal underwriters or sponsors.

A notice of filing of the application was issued on October 17, 2013 (Rel. No. IC-30745). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemptions is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Accordingly,
IT IS ORDERED, pursuant to Section 6(c) of the 1940 Act, that the requested exemptions from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the Investment Company Act of 1940, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, for Arden Investment Series Trust, et al. (812-14152) be, and hereby are, granted, effective immediately.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin O'Neill
Deputy Secretary